EXBIBIT 99.1


                     Shells Seafood Restaurants, Inc.
                Reports Annual And Fourth Quarter Results And
                    Closing On A $2 Million Financing

Losses Narrow During 2001; Funding For Turnaround Plan In Place

    TAMPA, Fla., Feb. 11 /PRNewswire-FirstCall/ --
Shells Seafood Restaurants, Inc. (OTC Bulletin Board: SHLL) today reported a net loss for the 2001 fiscal year ended December 30, 2001 of $3,869,000 or $0.87 per share in comparison to a net loss of $9,332,000 or $2.10 per share for the 2000 fiscal year ended December 31, 2000. The net loss for the fourth quarter of 2001 was $675,000 or $0.15 per share in comparison to a net loss in fourth quarter of 2000 of $2,448,000 or $0.55 per share.
    Exclusive of non-recurring items (discussed below), the net loss in fiscal 2001 was $481,000 or $0.11 per share in comparison to a net loss in fiscal 2000 of $2,875,000 or $0.65 per share. Exclusive of such non-recurring items, the net loss for the fourth quarter of 2001 was $586,000 or $0.13 per share. The fourth quarter of 2000 did not have any non-recurring items.
    Revenues for fiscal 2001 decreased 36.4% to $57,529,000 from $90,442,000 in fiscal 2000. The Company operated 29 restaurants as of the 2001 fiscal year end in comparison to 45 restaurants as of the 2000 fiscal year end. Partly due to a lack of media advertising in the last three fiscal quarters in 2001 compared to heavy advertising throughout most of 2000, same store sales for fiscal 2001 were 13.1% below fiscal 2000. Revenues for the fourth quarter of 2001 decreased 46.5% to $9,596,000 from $17,925,000 in the comparable period in 2000. Same store sales for fourth quarter of 2001 declined 21.2% from the comparable period in 2000.
    The Company today also announced that it obtained a $2,000,000 financing of which $1,000,000 was provided by an entity consisting of independent investors and $1,000,000 was provided by an entity associated with Philip R. Chapman, the Company's Chairman, and Frederick R. Adler, a greater than 10% shareholder. The financing consists of secured promissory notes and common stock warrants.
The notes, which mature January 31, 2005, bear interest at 15% per annum, of which 8% is payable monthly in arrears and 7% is deferred and payable when the principal is payable in full. The notes are supported by a security interest in all the assets of the Company or a subordinated security in those assets that have been previously secured. As part of the transaction, the noteholders received warrants, exercisable from January 31, 2003 to January 31, 2005, for the purchase of 8,908,030 shares of common stock, at an exercise price of $0.16 per share. At the request of its Board of Directors, the Company has received an independent fairness opinion on this transaction. The proceeds of this financing will be used to fulfill working capital requirements of the Company.
    "We are continuing to move Shells away from mainstream casual dining and return to our original positioning as a place for great seafood at great prices," said CEO David Head. "During the quarter we rolled out our new menu, emphasizing tasty food, large portions and reasonable prices. While our check average declined by about one dollar, we strongly believe these changes will ultimately translate into higher traffic and a renewal of Shells in the niche where it attracted so many loyal customers in the past."
    "To support this strategy," Head continued, "by the fourth quarter of 2001, we significantly reduced manager turnover and cut overhead expenses by 44 percent. We also improved our cost of sales nearly 400 basis points by changing the menu mix, leveraging lower shrimp and crab costs and by instituting better in-store controls."
    "Meanwhile, the $2 million cash infusion from the financing, together with an aggregate of $712,000 of federal and state tax refunds received in the fourth quarter of 2001, will help support our working capital needs," Head stated. "This additional working capital and the previously announced debt restructuring to lenders and key vendors, should enable us to execute our turnaround plan.
For example, we began radio and TV advertising this week, after a moratorium on all advertising for several months. We expect that getting back on the air with a strong value message to our customers will have a positive impact on sales."
    The results for the 13 and 52 weeks ended December 30, 2001 included a gain on debt forgiveness of $588,000 related to the conversion of debt to preferred stock and a FAS 121 write-down of impaired assets to their estimated fair value of $677,000 related to four Florida restaurants. In addition, the results for the 52 weeks ended December 30, 2001 included a previously announced
$283,000 book loss from the sale of the Delray Beach, Florida unit, an increase to the deferred tax asset of $151,000 adjusting income tax refunds receivable to $760,000 and non-recurring charges and expenses of approximately $3,167,000 primarily related to closures of the Company's Midwest restaurants.
    The results for the 13 and 52 weeks ended December 31, 2000 included a non-recurring charge of $3,978,000 related to the write-down of impaired assets, a $1,734,000 increase in the valuation allowance related to the deferred tax asset, $983,000 in property related expenses on restaurant closures and a $238,000 gain on the disposition of the leasehold interest in a Midwest restaurant, which closed during 1999.
    The Company currently manages and operates 29 full service, mid-priced casual dining seafood restaurants in Florida under the name "Shells". Shells restaurants feature a wide selection of seafood items, including shrimp, oysters, clams, scallops, lobster, crab, crawfish, and daily fresh fish specials, cooked to order in a variety of ways: steamed, saut,ed, grilled, blackened and fried. Shells restaurants also offer a wide selection of signature pasta dishes, appetizers, salads and desserts.
    In addition to seasonal fluctuations, the Company's quarterly and annual operating results are affected by a wide variety of other factors that could materially and adversely affect revenues and profitability, including changes in consumer preferences, tastes and eating habits; increases in food and labor costs;
national, regional and local economic and weather conditions; promotional timings and seasonality; demographic trends and traffic patterns; changes in travel and tourism tendencies, particularly in light of world events; competition from other restaurants and food service establishments; and the timing, costs and charges relating to restaurant openings and closings.
As a result of these and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect its business, financial condition, operating results, and stock price. Furthermore, this press release and other documents filed by the Company with the Securities and Exchange Commission ("SEC") contain certain forward-looking statements with respect to the business of the Company and the industry in which it operates. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause results to differ significantly from these forward-looking statements. An investment in the Company involves various risks, including those mentioned above and those which are detailed from time-to-time in the Company's SEC filings.


                          SHELLS SEAFOOD RESTAURANTS, INC.
                       CONSOLIDATED STATEMENTS OF OPERATIONS
                       (In thousands, except per share data)

                                                   (Unaudited)
                                           -----------------------------------
                                           13 Weeks 13 Weeks 52 Weeks 52 Weeks
                                            Ended     Ended    Ended    Ended
                                           Dec. 30   Dec. 31  Dec. 30  Dec. 31
                                             2001     2000     2001      2000
                                           -----------------------------------
    Revenues                                $9,596  $17,925  $57,529  $90,442

    Costs and expenses:
      Cost of sales                          3,334    6,911   21,238   33,985
      Labor and other related expenses       3,109    6,057   17,628   28,028
      Other restaurant operating expenses    2,165    4,595   12,047   19,679
      General and administrative expenses    1,049    1,870    4,749    7,212
      Depreciation and amortization            338      643    1,702    2,703
      Provision for impairment of assets       677      --     2,259    3,978
      Provision for store closings             --       --     1,333      983
    Loss from operations                    (1,076)  (2,151)  (3,427)  (6,126)

      Interest expense                         (70)    (215)   (482)     (789)
      Gain on preferred stock conversion       588       --     588        --
      Other (expense) income , net             (66)     (43)   (479)      146

    Loss before elimination of minority
     partner interest and income taxes        (624)  (2,409)  (3,800)  (6,769)
    Elimination of minority partner
     interest                                  (51)     (39)    (220)    (259)
    Loss before provision for income taxes    (675)  (2,448)  (4,020)  (7,028)
    Income tax benefit (expense)               --        --      151   (2,304)

    Net loss                                 $(675) $(2,448) $(3,869) $(9,332)

    Basic net loss per share                $(0.15)  $(0.55) $(0.87)  $(2.10)
    Weighted average common shares
     outstanding                             4,454    4,454    4,454    4,454

    Diluted net loss per share              $(0.15)  $(0.55)  $(0.87)  $(2.10)
    Diluted weighted average common shares
     outstanding                             4,454    4,454    4,454    4,454



                                  SHELLS SEAFOOD RESTAURANTS, INC.
                                       (Dollars in thousands)

                                         (Unaudited)
                          ------------------------------------------------
                          13 Weeks     13 Weeks       52 Weeks   52 Weeks
                            Ended        Ended          Ended      Ended
                           Dec. 30      Dec. 31        Dec. 30    Dec. 31
                             2001         2000          2001        2000
                           ------------------------------------------------
System-wide sales:
Company-owned
   restaurants (1)          $9,561      $17,830        $57,258    $90,023
Company operated
   licensed restaurants	     1,755        2,131          8,922     10,009

Total                      $11,316      $19,961        $66,180   $100,032




Number of Restaurants
   at end of period                                      Dec. 30    Dec. 31
                  		                           2001       2000
Company-owned
 restaurants (1)                                            25         41
Company operated
 licensed restaurants                                        4          4

Total                                                       29          45

Balance sheet data:
Cash                                                       $970      $1,262
Working capital(deficiency)                              (8,429)     (7,500)
Total assets                                             13,997      21,461
Stockholders' equity                                        625       4,414


(1) Includes one joint venture restaurant in which the Company has a 51% equity interest.

CONTACT:  Rick Van Warner of RepCom Associates, +1-407-628-3104,
for Shells Seafood/Web site:  http://www.shellsseafood.com /    (SHLL)